Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 20, 2020

Registration Statement No. 333-238138

Ruth’s Hospitality Group, Inc. Announces Proposed Public Offering of Common Stock

WINTER PARK, Fla., May 20, 2020 (BUSINESS WIRE) — Ruth’s Hospitality Group, Inc. (NASDAQ: RUTH) (the “Company”), one of the largest upscale steakhouse companies in the world, today announced that Jefferies LLC (“Jefferies”) has agreed to purchase $43,500,000 of the Company’s common stock (the “Shares”), to be reoffered by Jefferies at variable prices. In addition, the Company has granted Jefferies an option, exercisable for up to 30 days, to purchase up to an aggregate of an additional $6,525,000 of Shares.

The Company intends to use the net proceeds from the sale of Shares to repay borrowings under its existing credit agreement and to strengthen its balance sheet, principally in response to the impact of COVID-19 on its business, operations, results of operations, financial condition, cash flows and liquidity, and to otherwise use the net proceeds for general corporate purposes. The Company retains broad discretion over the use of the net proceeds from the sale of Shares.

This press release is for informational purposes only and is not an offer to sell or the solicitation of an offer to buy any Shares of the Company. There will be no sale of Shares in any jurisdiction in which the offer, solicitation of an offer to buy or sale would be unlawful.

The Shares are being offered pursuant to a shelf registration statement on Form S-3 that the Company filed with the Securities and Exchange Commission on May 8, 2020, which became effective on May 18, 2020 (File No. 333-238138). A preliminary prospectus supplement and the accompanying prospectus relating to this offering are being filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Prospective investors should read the prospectus, the preliminary prospectus supplement and other documents the Company has filed with or submitted to the SEC (some of which are incorporated by reference into the prospectus and preliminary prospectus supplement) for more complete information about the Company and the offering. When available, copies of the preliminary prospectus supplement and the accompanying prospectus relating to this offering may also be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at 877-547-6340 or by email at Prospectus_Department@Jefferies.com.

UPDATE ON LIQUIDITY AND MANAGEMENT ACTIONS

COVID-19 Impact

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a pandemic and the United States declared it a National Public Health Emergency, which has resulted in a significant reduction in revenue at our restaurants due to mandatory restaurant closures, capacity limitations, social distancing guidelines or other restrictions mandated by governments across the world, including federal, state and local governments in the United States. As a result of these developments, we are experiencing a significant negative impact on the Company’s revenues, results of operations and cash flows.

In response to the business disruption caused by the COVID-19 outbreak, we have taken the following actions:

Operating Initiatives. Due to the government mandates regarding limiting or prohibiting in-restaurant dining due to COVID-19, we are leveraging our Ruth’s Anywhere program in markets where take-out and delivery sales are sufficient to cover the costs of management staffing those locations. During April, the dining rooms in all of the Company-owned restaurants were closed. We are operating take-out and delivery in 56 Company-owned restaurants where it is permitted by local regulations and economically viable and 30 Company-owned and -managed restaurants are closed. As of the date of this release, our labor and supply chain have not been disrupted. Many of the franchisee-owned locations are experiencing similar disruptions to their business, and as a result, we have waived franchise royalty requirements until their dining rooms re-open. We recently began to open our dining rooms in selected locations. See “—Reopening our Restaurants” below.

Capital and Expense Reductions. We have suspended all new restaurant construction and non-essential capital expenditures. We have also made significant reductions in ongoing operating expenses, including curtailing operations in restaurants where take-out and delivery is not viable and furloughing a significant number of team members in the field and in the Company’s Home Office. In addition, we have also implemented pay reductions for all remaining Home Office and field employees. We have taken measures to reduce payments to our landlords in April 2020 and are in discussions with our landlords to reduce or defer our payments. As of the date of this release, we are unable to predict the outcome of these discussions and the extent to which we will be able to negotiate to reduce or defer payments. With payments being delayed, landlords may terminate our leases or could take other actions that restrict our ability to access or reopen our restaurants in a timely manner.

Dividends and Share Buybacks. We have suspended payments of any quarterly cash dividend and there are no plans for share buybacks in the foreseeable future.

Balance Sheet. In March 2020, we entered into a second amendment to our credit agreement, dated as of February 2, 2017, with certain of our direct and indirect subsidiaries as guarantors, Wells Fargo Bank, National Association, as administrative agent, and the lenders and other agents party thereto (as amended, the “Credit Agreement”), which increased our borrowing capacity to $150.0 million and relaxed the leverage covenant restrictions to 4.0 times Bank Adjusted EBITDA through the first quarter of 2021. We borrowed the remaining available amount under our revolving credit facility as a precautionary measure in order to increase our cash position and preserve financial flexibility. On May 7, 2020, we entered into a third amendment to our Credit Agreement, which waived financial covenants until the first quarter of 2021, further relaxed the leverage covenant restrictions through the fourth quarter of 2021 and added a monthly liquidity covenant through December 2020 that escalates if we or any of our subsidiaries issue equity for cash, including in this offering. As discussed under “Fourth Amendment to our Credit Agreement” below, on May 18, 2020, we entered into a fourth amendment to our Credit Agreement which limits the amount by which the monthly liquidity covenant escalates from the net cash proceeds of an equity offering, including in this offering.

Reopening our Restaurants

We have recently been able to open the dining rooms in 11 of our Company-owned restaurants and hope to be able to open additional dining rooms this summer, but we currently expect the majority of our dining rooms to remain closed through most of the second fiscal quarter of 2020. Our ability to open restaurants will depend on the extent to which governmental stay-at-home restrictions are lifted by each jurisdiction. Where we are reopening, we are doing so with the safety and wellbeing of our guests and team members as the top priority. As such, we have taken several steps to ensure we comply with relevant requirements at state, city or local levels, which are changing on a regular basis. These steps include:

•	an overall enhancement to our already robust sanitation and food safety standards;

•	requiring all restaurant team members to wear masks and gloves at all times, regularly wash their hands, and undergo health and wellness screenings, including temperature checks;

•	assigning a dedicated team member to clean our restaurants at all times they are open; and

•	reconfiguring our floor plans to accommodate social distancing.

We have also taken measures to ensure our guests feel comfortable during their dining experience. For example,

•	our dinner and wine menus are available via a QR code for access on personal devices;

•	we are offering new personal side options in addition to our shareables;

•	we have created opportunities for private seating for small groups to experience personal Taste Maker wine dinners; and

•	for our guests who would prefer to have Ruth’s at home, our online ordering, payment and curbside pickup, where available, allows for a convenient and minimal contact experience.

These precautions and measures may change from time to time as local conditions and applicable health mandates change, and it is also possible that as local conditions and/or applicable health mandates change, we may be required to re-close restaurants or otherwise limit our operations.

Franchisee Restaurants

Our franchisees have reopened 31 dining rooms, 22 franchised restaurants are operating takeout and delivery only and 19 franchised restaurants remain closed.

Fourth Amendment to our Credit Agreement

On May 18, 2020, we entered into a fourth amendment to our Credit Agreement. As discussed above, the third amendment to the Credit Agreement added a monthly liquidity covenant which required us to maintain liquidity, defined as borrowing availability under the revolving credit facility plus cash on hand, in excess of specified amounts (“Minimum Scheduled Cash”) through December 2020 in an amount equal to (a) 50% of the net cash proceeds of any equity issuances by us or any of our subsidiaries effected between May 1, 2020 and December 31, 2020

(excluding certain amounts required to be used to make prepayments on loans outstanding under the Credit Agreement) plus (b) an applicable amount for each month. The fourth amendment amended the definition of Minimum Scheduled Cash so that the amount by which the monthly liquidity covenants escalates from the net cash proceeds of equity issuances is capped at $15 million. Assuming we receive net cash proceeds of $48 million in this offering, the Minimum Scheduled Cash under the monthly liquidity covenant will increase by $15 million.

Liquidity Update

As discussed above, during April 2020, the dining rooms in all of the Company-owned restaurants were closed, and although we operated take-out and delivery in 56 Company-owned restaurants, we experienced significant declines in comparable restaurant sales. We did not fully pay our landlords in April 2020 as we began discussions to reduce or defer our rent payments to them. If we had fully paid our landlords in April 2020, our average weekly cash burn rate for that month would have been approximately $2.4 million.

The following table sets forth the Minimum Scheduled Cash amounts we would be required to maintain under the monthly liquidity covenant in our Credit Agreement, pro forma for this offering, assuming we receive $48 million in net proceeds in this offering:

Month	Pro Forma Minimum Scheduled Cash
May 2020	$49,000,000
June 2020	$44,000,000
July 2020	$36,000,000
August 2020	$34,000,000
September 2020	$30,000,000
October 2020	$27,000,000
November 2020	$25,000,000
December 2020	$29,000,000

If we were to disregard our recent restaurant reopenings and assume we are only able to offer takeout and delivery operations in a manner consistent with our April operations, with no restaurants open for dine-in operations for the rest of 2020, and assuming we receive $48 million in net proceeds from this offering, with $9 million used to repay debt, and taking into account $59 million of cash on our balance sheet as of May 18, 2020, we would not have sufficient liquidity to meet the Minimum Scheduled Cash requirement in December 2020. Therefore, under these assumptions, we would be in breach of the monthly liquidity covenant as of that month. However, we believe that, even if each of the assumptions described above should occur, we will still have sufficient alternatives to reduce our operating expenses, including by managing the timing of payments to certain of our vendors and landlords, in order to satisfy the liquidity covenant in December 2020. We will not be required to satisfy the liquidity covenant in 2021 and beyond, and instead will have to comply with covenants related to our leverage ratio, our fixed charge coverage ratio and capital expenditures. Further, our Credit Agreement is scheduled to mature in February 2022. If we are not successful in extending or refinancing our Credit Agreement by February 2021, we may face the risk of a going concern qualification in early 2021 with respect to our audit for fiscal year 2020, which would be an event of default under our Credit Agreement. If our business performance does not improve to the point where we can comply with our leverage ratio, fixed charge cover ratio and capital expenditure covenants in 2021, we may need to seek an amendment to, or refinance, our Credit Agreement. If we are able to successfully amend, extend or refinance our Credit Agreement, we may also be required to agree to additional covenants in connection with any future amendment, refinancing or an extension of our Credit Agreement.

This pandemic is an unprecedented event in our history and it is uncertain how the conditions surrounding COVID-19 will change, including the timing of lifting any government-imposed restrictions or closure requirements, when additional dining rooms will re-open, and what level of customer demand we will experience as our dining rooms re-open. In the event our revenue and cash requirements differ from our expectations, we may fail to satisfy the covenants under our Credit Agreement or may be unable to refinance or otherwise make required payments on our outstanding debt. See “Risk Factors—The terms of our senior credit agreement may restrict our ability to operate our business and to pursue our business strategies” and “Risk Factors—We depend on external sources of capital, which may not be available in the future” in Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended December 29, 2019. Our operating results, financial position and liquidity will depend upon a series of factors, including the duration of restaurant shutdowns; the speed with which, and the extent to which, customers return to dine at our restaurants once the dining rooms re-open; and our success in obtaining rent and other payment concessions from landlords and vendors.

About Ruth’s Hospitality Group, Inc.

Ruth’s Hospitality Group, Inc., headquartered in Winter Park, Florida, is the largest fine dining steakhouse company in the U.S. as measured by the total number of Company-owned and franchisee-owned restaurants, with over 150 Ruth’s Chris Steak House locations worldwide specializing in USDA Prime grade steaks served in Ruth’s Chris’ signature fashion – “sizzling.”

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” that reflect, when made, the Company’s expectations or beliefs concerning future events that involve risks and uncertainties. Forward-looking statements frequently are identified by the words “believe,” “anticipate,”

“expect,” “estimate,” “intend,” “project,” “targeting,” “will be,” “will continue,” “will likely result,” or other similar words and phrases. Similarly, statements herein that describe the Company’s objectives, plans or goals, including with respect to new restaurant openings and acquisitions, capital expenditures, strategy, financial outlook, cash burn rate, our effective tax rate and the impact of healthcare inflation and recent accounting pronouncements, also are forward-looking statements. Actual results could differ materially from those projected, implied or anticipated by the Company’s forward-looking statements. Some of the factors that could cause actual results to differ include: the negative impact the COVID-19 pandemic has had and will continue to have on our business, financial condition and results of operations reductions in the availability of, or increases in the cost of, USDA Prime grade beef, fish and other food items; changes in economic conditions and general trends; the loss of key management personnel; the effect of market volatility on the Company’s stock price; health concerns about beef or other food products; the effect of competition in the restaurant industry; changes in consumer preferences or discretionary spending; labor shortages or increases in labor costs; the impact of federal, state or local government regulations relating to income taxes, unclaimed property, Company employees, the sale or preparation of food, the sale of alcoholic beverages and the opening of new restaurants; harmful actions taken by the Company’s franchisees; the inability to successfully integrate franchisee acquisitions into the Company’s business operations; economic, regulatory and other limitations on the Company’s ability to pursue new restaurant openings and other organic growth opportunities; a material failure, interruption or security breach of the Company’s information technology network; the Company’s indemnification obligations in connection with its sale of the Mitchell’s Restaurants; the Company’s ability to protect its name and logo and other proprietary information; an impairment in the financial statement carrying value of our goodwill, other intangible assets or property; the impact of litigation; the restrictions imposed by the Company’s credit agreement; changes in, or the suspension or discontinuation of, the Company’s quarterly cash dividend payments or share repurchase program; and the inability to secure additional financing on terms acceptable to the Company.

For a discussion of these and other risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2020, and the Company’s other filings with the Securities and Exchange Commission (“SEC”). Such filings are available on the SEC’s website at www.sec.gov. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update this press release to reflect events or circumstances after the date hereof. You should not assume that material events subsequent to the date of this press release have not occurred.

Unless the context otherwise indicates, all references in this report to the “Company,” “Ruth’s,” “we,” “us”, “our” or similar words are to Ruth’s Hospitality Group, Inc. and its subsidiaries. Ruth’s Hospitality Group, Inc. is a Delaware corporation formerly known as Ruth’s Chris Steak House, Inc., and was founded in 1965.

Investor Relations

Fitzhugh Taylor (203) 682-8261

ftaylor@icrinc.com